Mail Stop 3561

December 10, 2007

Mr. Mark A. Pytosh
Senior Vice President and Chief Financial Officer
Covanta Holding Corporation
40 Lane Road
Fairfield, New Jersey 07004

> **Re:** **Covanta Holding Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed February 26, 2007**
> **Forms 10-Q for Fiscal Quarters Ended March 31, 2007,**
> **June 30, 2007 and September 30, 2007**
> **Filed April 30, 2007, July 25, 2007 and October 24, 2007**
> **Response Letter Dated September 26, 2007**
> **File No. 1-06732**

Dear Mr. Pytosh:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

William Choi
Branch Chief